Exhibit 4.57

Power of Attorney

This Company is a limited liability company established and maintained in accordance with the law of the People’s Republic of China (“China” or the “PRC”) whose Registered No. is 310141000162372, and a holder of 100% of the registered capital of Shanghai Meijv Network Technology Co., Ltd. (“Shanghai Meijv”) as of the date of this Power of Attorney, hereby irrevocably authorize Yanhua Network Technology (Shanghai) Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by the Company as of the effective date of this Power of Attorney and in the future in Shanghai Meijv ( the “Company’s Shareholding”), during the term of this Power of Attorney:

The WFOE is hereby authorized, as this Company’s sole and exclusive agent and attorney, to act on behalf of this Company with respect to all rights and matters concerning the Company’s Shareholding, including but not limited to: 1) exercising all of the shareholder’s rights that this Company entitled to under the laws and the articles of association of Shanghai Meijv including but not limited to sell or transfer or pledge or dispose all or part of the Company’s Shareholding; and 2) designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of Shanghai Meijv as the Company’s authorized attorney.

The WFOE shall have the power and authority to, on behalf of the Company, execute all and any modifications, amendments and restatements in relation to the Exclusive Option Agreement and Equity Pledge Agreement dated on      ,2016 (collectively the “Transaction Documents”), by and among WFOE, Shanghai Meijv and the Company, and shall perform the obligations under the Transaction Documents on schedule, which shall not set any limitation to this authorization.

All the actions associated with the Company’s Shareholding conducted by the WFOE shall be deemed as the Company’s own actions, and all the documents related to the Company’s Shareholding executed by the WFOE shall be deemed to be executed by me.  The Company hereby acknowledges this.

The WFOE has the right to re-authorize any other person or entity regarding the handling of the above mentioned matters. at its own discretion and without obtaining the Company’s prior consent.  If required by PRC laws, the WFOE shall designate a PRC citizen to exercise the aforementioned rights.

During the period that the Company is the shareholder of Shanghai Meijv, this Power of Attorney shall be irrevocable and continuously effective and valid from the effective date of this Power of Attorney.

During the term of this Power of Attorney, the Company hereby waive all the rights associated with the Company’s Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by the Company.

This Power of Attorney will take effect when the Company obtains 100% equity of Shanghai Meijv.

This Power of Attorney is written in Chinese.

Shanghai Youying E-commerce Co., Ltd.

By:
Name: Min Xiahou
Title: Legal Representative

Accepted by

Yanhua Network Technology (Shanghai) Co., Ltd.

By:
Name:	Xiaofeng Peng
Title:	Legal Representative

Acknowledged by:

Shanghai Meijv Network Technology Co., Ltd.

By:
Name:	Dejun Ye
Title:	Legal Representative